4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

POSITIVE AGGRASTAT® RESULTS VERSUS INTEGRILIN®
FEATURED IN AMERICAN HEART JOURNAL

WINNIPEG, Manitoba – (July 27, 2007) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular focused, biopharmaceutical company, today announced that data from MR PCI (Multicenter Registry of High-Risk Percutaneous Coronary Intervention and Adequate Platelet Inhibition), a head-to-head study comparing the platelet inhibition effects of AGGRASTAT® (tirofiban hydrochloride) and INTEGRILIN® (eptifibatide), will be published in the August edition of the American Heart Journal.

The article, titled, “Optimal platelet inhibition in patients undergoing PCI: Data from the Multicenter Registry of High-Risk Percutaneous Coronary Intervention and Adequate Platelet Inhibition (MR PCI) study”, outlines a higher degree of platelet inhibition with high-dose AGGRASTAT® versus double-bolus INTEGRILIN® at 10 minutes (p=0.003) and at 6 to 8 hours (p<0.001) in patients undergoing elective high-risk PCI. In addition the study demonstrated that significantly more patients achieved >95% inhibition of platelet aggregation (IPA) with the high-dose AGGRASTAT® regimen.

“The MR PCI trial results indicate that high-dose AGGRASTAT® effectively inhibits platelet aggregation at 10 minutes and 6 to 8 hours and compares favorably with double-dose INTEGRILIN®,” commented Dr. David Moliterno, Chief of Cardiovascular Medicine at the University of Kentucky and the study’s senior author. “These findings add to the existing data favoring the potential use of high-dose AGGRASTAT® during elective high-risk PCI in acute coronary syndrome patients.”

“Positive data now exists comparing AGGRASTAT® with both INTEGRILIN® and REOPRO® in new investigational uses, such as high-risk PCI,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “We look forward to further data presentations and publications on AGGRASTAT® later this year.”

Medicure acquired the exclusive U.S. rights to AGGRASTAT® in August 2006.

Important Information About AGGRASTAT®
AGGRASTAT® was approved by the Food and Drug Administration on May 14, 1998.

AGGRASTAT®, in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be medically managed and those undergoing percutaneous transluminal coronary angioplasty (PTCA) or atherectomy. In this setting AGGRASTAT® has been shown to decrease the rate of a combined endpoint of death, new myocardial infarction or refractory ischemia/repeat cardiac procedure. AGGRASTAT® has been studied in a setting that included aspirin and heparin.

AGGRASTAT® is contraindicated in patients with known hypersensitivity to any component of the product; active internal bleeding or a history of bleeding diathesis within the previous 30 days; or a history of intracranial hemorrhage, intracranial neoplasm, arteriovenous malformation, or aneurysm. Other contraindications to AGGRASTAT® include: a history of thrombocytopenia following prior exposure to AGGRASTAT®; history of stroke within 30 days or any history of hemorrhagic stroke; major surgical procedure or severe physical trauma within the previous month; history, symptoms, or findings suggestive of aortic dissection. AGGRASTAT® is also contraindicated in patients with: severe hypertension (systolic blood pressure greater than 180 mmHg and/or diastolic blood pressure greater than 110 mmHg); concomitant use of another parenteral GP IIb/IIIa inhibitor; or acute pericarditis.

Bleeding is the most common complication encountered during therapy with AGGRASTAT®. Administration of AGGRASTAT® is associated with an increase in bleeding events classified as both major and minor bleeding events, by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT® occurs at the arterial access site for cardiac catherterization. Fatal bleedings have been reported. AGGRASTAT® should be used with caution in patients with platelet count less than 150,000/mm3, in patients with hemorrhagic retinopathy and in patients in chronic hemodialysis. Because AGGRASTAT® inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT® when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT®, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT® and heparin should be discontinued.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com